Exhibit 99.4

Agreement with the Kingdom of Morocco: Vivendi Universal increases its stake in
Maroc Telecom to 51% in January 2005

Paris, 18 November 2004 — The Kingdom of Morocco and Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today agreed to the acquisition by Vivendi Universal of 16% of the capital of Maroc Telecom, the Kingdom of Morocco’s historic telecom operator.

The agreement allows Vivendi Universal, a strategic partner which has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51%, thereby perpetuating its control over the company. By virtue of the Maroc Telecom Shareholders’ Agreement, and due to its current stake, Vivendi Universal holds 51% of voting rights in Maroc Telecom until September 1, 2005. By taking a majority stake in the capital, Vivendi Universal continues its controlling interest.

This accord marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal, which has already seen beneficial effects on both the Moroccan economy and the group. Between 2001 and 2003, Maroc Telecom’s operating income nearly doubled, from 3.8 to 6.9 billion dirhams (1 euro = 11.1 MAD).

The deal amounts to 12.4 billion dirhams, or approximately €1.1 billion. This sum includes the value of the additional 16% stake in the capital and a premium for continuing control. For Vivendi Universal, it will be accretive to net income as of 2005.

Payment will be made in January 2005. Half of the amount will be financed by long-term debt raised in Morocco.

Maroc Telecom is due to be listed on the Casablanca and Paris stock exchanges in the very near future.

Jean-René Fourtou, Chairman and CEO of Vivendi Universal, welcomed this agreement which allows “a continuation of the already highly successful partnership between the Kingdom of Morocco and Vivendi Universal in Maroc Telecom and opens up new growth avenues for this company and its employees.”

Important Disclaimer:

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal and/or Maroc Telecom will not be able to obtain the regulatory, competition or other approvals necessary to complete the contemplated transaction; the pricing and other terms of the agreement may not be effected as set forth above; the financing may not be secured in the manner or timing referenced above; Vivendi Universal and/or Maroc Telecom will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal and/or Maroc Telecom will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s and/or Maroc Telecom’s revenue and/or income; Vivendi Universal and/or Maroc Telecom will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York	New York
Flavie Lemarchand	Eileen McLaughlin
+(212) 572 1118	+(1) 212.572.8961